Exhibit 99.1

FOR IMMEDIATE RELEASE

Mercurity Fintech’s Chaince Securities Appointed as Strategic Advisor for Classover’s Solana-Focused Treasury Strategy

New York, NY –May 1, 2025 – Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced that Classover Holdings Inc. (Nasdaq: KIDZ, KIDZW) has appointed its wholly owned subsidiary, Chaince Securities, LLC (“Chaince Securities”), as strategic digital asset advisor to guide Classover’s new Solana-based (SOL) treasury initiative.

Classover, a leader in live, interactive online learning, plans to allocate a significant portion of the proceeds toward acquiring, staking, and holding Solana (SOL) tokens as a core corporate reserve asset. The Company also intends to operate SOL validator nodes, reinforcing its commitment to decentralized infrastructure and blockchain integration.

As Classover’s strategic advisor, Chaince Securities will provide comprehensive digital asset services, including:

●	Structuring and deploying the Company’s SOL-based treasury framework;

●	Supporting validator node operations to optimize staking rewards;

●	Advising on risk management and best practices for digital asset portfolio governance; and

●	Evaluating strategic blockchain partnerships and long-term growth opportunities.

Wilfred Daye, Chief Strategy Officer of MFH and CEO of Chaince Securities, LLC, commented:

“Classover’s adoption of Solana as a treasury reserve asset sets a new standard for corporate blockchain strategy. We are proud to partner with Classover on this landmark initiative and help position them at the forefront of institutional blockchain adoption. For Chaince, this partnership proves what we’ve been saying all along - traditional companies are ready for crypto treasury strategies when done right. And frankly, this could not come at a better time for MFH as we expand our institutional services. Each corporate client like Classover helps us refine our playbook and strengthens our reputation as the go-to team for companies making their first serious move into digital assets.”

Stephanie Luo, Chief Executive Officer of Classover, added:

“At Classover, innovation is at the core of everything we do — whether in education or corporate finance. By anchoring our treasury in Solana, we embrace technology that enhances our agility and future-proofs our balance sheet. We believe this strategy strengthens our financial foundation and positions Classover as a pioneer in blockchain integration among publicly traded companies, creating meaningful long-term value for our shareholders.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. And our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape.

For more information, please visit the Company’s website at https://mercurityfintech.com/.

About Chaince Securities, LLC

Chaince Securities, LLC (CRD #10590) is a FINRA-registered broker-dealer founded in 1982 and based in New York City. We specialize in equity capital markets, investment banking, asset management, and innovative financial solutions. With decades of institutional experience, Chaince is dedicated to building long-term relationships and delivering tailored strategies to meet the unique goals of each client. We combine traditional expertise with a forward-looking approach to support growth across dynamic sectors including digital assets and AI-driven markets.

About Classover

Founded in 2020 and headquartered in New York, Classover has rapidly emerged as a leader in educational technology, specializing in live online courses for K-12 students worldwide. Offering a diverse curriculum tailored to different learning levels and interests, Classover empowers students through personalized instruction, innovative course design, and cutting-edge AI technology. From creativity-driven programs to competitive test preparation, Classover is dedicated to redefining education through accessible, high-quality learning experiences.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com

Chaince Securities, LLC

[Info@chaincesecurities.com]

Classover Holdings Inc.

ir@classover.com

800-345-9588